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                                                           EXHIBIT 99.1

                                                           [English Translation]


                    RESOLUTION ON OVERSEAS ISSUANCE OF BONDS

1. Class and issuance No. of bonds to be issued : 25th issuance of Senior Unsecured Notes
2.   Total face value of the bond to be issued :
     a.   Value in a foreign currency unit : up to USD 500,000,000
     b.   Value in KRW : 522,500,000,000
     c.   Exchange rate : KRW 1,045.00 per USD1
3. Place of issuance : U.S.A. and Eurodollar markets (Refer to description of bond issuance)
4.   Purpose of the financing
     a.   Facility funds (KRW) : -
     b.   Operating funds (KRW) : -
     c.   Others (KRW) : 522,500,000,000
5.   Interest rate
     a.   Coupon rate : -
     b.   Yield to maturity : -
6.   Maturity date of bonds : February 1, 2012 (TBD)
7.   Payment method of the interests : semi-annually in arrears
8.   Payment method of the principal: bullet payment at maturity
9.   Description of bond issuance
     a.   144A offering to QIBs in the U.S.
     b. Public offering (Reg. S. offering) in the other countries (to be listed in Singapore Stock Exchange)
10.  Subscription date : January 25, 2005 (TBD)
11.  Payment date : February 1, 2005 (TBD)
12.  Lead manager : UBS and JPMorgan
13.  Name of the markets for the bonds' listing : Singapore Stock Exchange
14.  Date of the BOD resolution : January 12, 2005
15.  Attendance of outside directors
     a.   Outside director : Six out of six outside directors were present.
     b.   Audit Committee members who are not outside directors : none
16.  Others
     a. The issuance No. was determined for the purpose of the Company's internal bond management.
     b. The bonds to be issued will be used for general corporate purposes, including the acquisition of Thrunet Co., Ltd. and the repayment of the existing debts.
     c. Total face value of the bonds to be issued will be determined considering market situations at the time of pricing
               -    USD 500 million is the ceiling amount for the issuance.
     d. Interest rate : the yield of the U.S. Treasury with the same maturity + credit spread
     e.   Maturity, subscription and payment dates are subject to change.
     f. The final mid-FX rate quoted a day prior to the BOD resolution (January 11, 2005) shall be applicable and subject to change.
     g. The Representative Director or anyone else designated by the Representative Director is authorized to :
               -    determine the bond's total face value within the ceiling;
               -    determine the final maturity date;
               - determine interest rates in consideration of market situations;
               - execute, deliver and amend, if necessary, various contracts, the Offering Circular and all other related documents and;
               - do other incidental matters concerning the issuance of the bond